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                                                                   Exhibit(a)(7)
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KEITHLEY LOGO                                                 KEITHLEY INSTRUMENTS, INC.
                                                              28775 Aurora Road
                                                              Solon, Ohio 44139
                                                              (440) 248-0400
                                                              Fax (440) 248-6168
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                                                               November 11, 1998

To Our Shareholders:

     Keithley Instruments, Inc. (the "Company") is offering to purchase up to 2,000,000 of its common shares, without par value (the "Shares"), from existing shareholders. The purchase price will not be in excess of $7.00 nor less than $5.75 per Share. The Company is conducting the offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within the range of $5.75 to $7.00 at which you are willing to sell your Shares to the Company. The actual purchase price will be determined by the Company in accordance with the terms of the offer. The Offer represents approximately 40.0% of the currently outstanding Shares.

     The Company's Class B Common Shares, without par value (the "Class B Shares"), are convertible into Shares at any time, on a share-for-share basis and may be tendered in the Offer following conversion. In addition, I beneficially own 2,649,586 Class B Shares and do not intend to tender or cause to be tendered any such shares in the Offer.

     Any shareholder whose Shares are properly tendered directly to First Chicago Trust Company of New York, the Depositary for the offer, and purchased pursuant to the offer will receive the net purchase price in cash, without interest, and will not incur the usual transaction costs associated with open market sales. Shareholders who own fewer than 100 shares should note that the offer represents an opportunity for them to sell some or all of their shares without having to pay brokerage commissions or odd lot discounts.

     The terms and conditions of the offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

     Neither the Company nor the Board of Directors of the Company makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares. Each shareholder must make the decision whether to tender such shareholder's Shares and, if so, how many Shares to tender and the price or prices at which such Shares should be tendered. The Company has been advised that none of its directors, executive officers or affiliates controlled by such persons intends to tender any Shares pursuant to the offer.

     The offer will expire at 12:00 Midnight, New York City time, on Thursday, December 10, 1998, unless extended by the Company. If you have any questions regarding the offer or need assistance in tendering your Shares, please contact MacKenzie Partners, Inc., the Information Agent for the offer, at (800) 322-2885 or Credit Suisse First Boston Corporation, the Dealer Manager for the offer, at
(800) 646-4543.

                                          Sincerely,

                                          /s/ Joseph P. Keithley

                                          Joseph P. Keithley
                                          President and Chief Executive Officer